United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

MINUTES OF THE EXTRAORDINARY AND ANNUAL SHAREHOLDERS’ GENERAL MEETINGS OF VALE S.A., STARTED, CUMULATIVELY, ON APRIL THIRTIETH AND ENDED ON MAY THRID OF TWO THOUSAND AND TWENTY-ONE.PUBLICLY HELD COMPANY National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.300.019.76601 - PLACE, DATE AND TIME:Pursuant to article 4, paragraph 3, of CVM Instruction No. 622/2020, the Annual and Extraordinary Shareholders’ General Meetings (“Meetings”) were started, cumulatively, exclusively digitally, through the Zoom platform, on April 30, 2021, at 10 am, and closed on May 3 of 2021, and were considered to have been held at the Company’s headquarters.02 - BOARD:Chairman: Mr. Luiz Antonio de Sampaio Campos, appointed pursuant to Article 9, paragraph 1, of the By-Laws. Secretary: Mr. Rafael Padilha Calabria Secretary: Mr. Felipe Guimarães Rosa Bon.03 - ATTENDANCE AND QUORUM:Shareholders representing 80,60% of the Company’s capital stock attended the Annual Shareholders’ General Meeting and shareholders representing 80,93% of the Company’s capital stock attended the Extraordinary Shareholders’ General Meeting, in accordance with (i) the analytical charts prepared by the bookkeeping agent and by the Company itself, pursuant to Article 21-W, items I and II, of CVM Instruction No. 481/2009 and its subsequent amendments (“CVM Instruction 481”), including shareholders who exercised their right to participate and vote remotely, and (ii) the list of Shareholders participating in the Zoom digital platform; thus verifying the existence of quorum for the Annual and Extraordinary Shareholders’ General Meetings (“Meetings”) to occur.

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).According to Article 21-C, paragraph 5 of CVM Instruction 481, the following people also attended the meeting through the Zoom platform: Mr. Luciano Siani Pires, Vale’s Executive Officer of Finance and Investor Relations, Mr. Alexandre D’Ambrosio, Vale’s Legal Executive Officer, Mr. Carlos Henrique Senna Medeiros, Vale’s Executive Officer of Safety and Operational Excellence, Mr. Marcelo Klein, Vale’s Officer of Recovery and Development, Mr. Patrício Marques Roche, representative of PricewaterhouseCoopers Auditores Independentes (“PWC”), in accordance with Article 134, paragraph 1 of Law No. 6,404/76, and Mr. Marcelo Amaral Moraes, President of the Fiscal Council, pursuant to Article 164 of Law No. 6,404/76, Ms. Isabella Saboya de Albuquerque, Coordinator of the Audit Committee and Mr. Rubens Lopes da Silva, representative of Macso Legate Auditores Independentes, a specialized company that carried out the valuation of Companhia Paulista de Ferroligas, Valesul Alumínio S.A. and the spun-off net assets formed by certain assets and liabilities of Minerações Brasileiras Reunidas S.A. – MBR. Also attended the Meetings Mr. Marcelo Gasparino da Silva, member of the Board of Directors, as well as other members of the Company's Board of Directors. Finally, also attended the Meetings, Mrs. Fabricio Stallone and Gabriel Temístocles, representatives of EY Independent Auditors, hired by the Company to issue a limited assurance report on the procedures for receiving, registering and counting the votes received by the Company related to the election of the Board of Directors’ members and the election of its Chairman and Vice-Chairman.04 - DIGITAL PLATFORM REQUIREMENTS:The Zoom platform meets the requirements set forth in Article 21-C, paragraph 1 of CVM Instruction 481. Before the start of the Meetings, the Board informed the Shareholders of all the necessary procedures for the exercise of their rights to participate, manifest and vote through the platform during the Meetings.Shareholders who participated through the Zoom platform authorized the Company to use any information contained in the recording of the Meetings for due legal purposes.05 –CALL NOTICE:The notices of the Meetings were duly made by publication of the Call Notice on March 16, 17 and 18, 2021, in the Official Gazette of the State of Rio de Janeiro, pages 2, 31 and 42, respectively, and in the newspaper Valor Econômico of Rio de Janeiro, on March 14, 15 and 16 (sole edition), and 17 and 18, 2021, pages E3, E6 and E3, respectively, with the following Agenda:1. Annual Shareholders’ General Meeting2

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).1.1 Evaluation of management’s report and accounts and analysis, discussion and vote on the financial statements for the fiscal year ended on December 31, 2020; 1.2 Proposal for the allocation of profits for the 2020 fiscal year; 1.3 Establishment of the number of seats for the Board of Directors; 1.4 Individual election of the members of the Board of Directors; 1.5 Election of the Chairman of the Board of Directors; 1.6 Election of the Vice-Chairman of the Board of Directors; 1.7 Election of the members of the Fiscal Council; and 1.8 Setting the compensation of management and members of the Fiscal Council for the year 2021.2. Extraordinary Shareholders’ General Meeting2.1 Approve the Company’s Shares Program; 2.2 Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filings and Justifications for Merger of Companhia Paulista de Ferroligas (“CPFL”) and of Valesul Alumínio S.A. (“Valesul”) into Vale; 2.3 Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company hired to carry out the valuation of CPFL and Valesul; 2.4. Approve the Valuation Reports prepared by Macso; 2.5. Approve the mergers, without a capital increase or the issuance of new shares, of CPFL and Valesul into Vale; 2.6. Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filing and Justification for the Partial Spin-Off of Minerações Brasileiras Reunidas S.A. – MBR followed by the merger of the spun-off portion into Vale; 2.7. Ratify the appointment of Macso, a specialized company hired to assess the net assets to be spun-off formed by certain MBR assets and liabilities (“MBR Spun-off Net Assets”) for merger into Vale; 2.8. Approve the Valuation Report prepared by Macso; and 2.9. Approve the merger, without a capital increase or the issuance of new shares, of the MBR Spun-off Net Assets into Vale. All documents required by Law No. 6,404/1976 and by the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) applicable to the matters on the Agenda were made available to the Company’s shareholders, on the Company’s investor relations website and through the CVM’s System for Sending Periodic and Occasional Information (Sistema de Envio de Informações Periódicas e Eventuais – IPE) upon publication of the Call Notice.3

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).06 - READING OF DOCUMENTS:In compliance with Article 21-W of CVM Instruction 481, the consolidated synthetic voting chart released to the market on April 29, 2021, was presented and the results of each resolution were projected to the Shareholders.The documents related to the subjects to be dealt with in the Meetings were made available, namely: (i) publications of the Call Notice; (ii) Management’s Report and Financial Statements related to the fiscal year ended December 31, 2020, including the Consolidated Financial Statements, Opinion of the External Auditors PWC, published in the Official Gazette of the State of Rio de Janeiro, pages 3 to 24, and in Valor Econômico (Rio de Janeiro), pages E5 to E23, on March 5, 2021; (iii) Notice to Shareholders of March 10, 2021, which discloses the list of candidates approved by the Board of Directors; (iv) Management’s Proposal and Manual of Participation, released on March 15, 2021, containing information on the Meetings, including: (a) information on the candidates for members of the Board of Directors, nominated by the Board of Directors in a proposal of the Company’s Nomination Committee and those nominated by shareholders as per correspondence dated March 11, 2021, and information on the candidates for members of the Fiscal Council nominated by shareholders, pursuant to items 12.5 to 12.10 of Exhibit 24 of CVM Instruction No. 480/09, and its subsequent amendments (“CVM Instruction 480”) and its subsequent amendments; (b) the Comments of the Executive Officers, pursuant to item 10 of Exhibit 24 of CVM Instruction 480; (c) the Management Compensation, according to item 13 of Exhibit 24 of CVM Instruction 480; (d) the Virtual Shares Plan and the information set forth in Exhibit 13 of CVM Instruction 481; (v) Opinions of the Fiscal Council, the Audit Committee and the Board of Directors on the Management’s Report and the Financial Statements for the year ended December 31, 2020; (vi) Opinions of the Board of Directors and the Fiscal Council on the allocation of results; (vii) Information on the allocation of results, required by Exhibit 9-1-II of CVM Instruction 481; (viii) Opinions of the Fiscal Council on the mergers of the companies CPFL and Valesul, and of the spun-off net assets of Minerações Brasileiras Reunidas S.A. – MBR (“MBR”), into Vale; (ix) Filings and Justifications for Mergers of the companies CPFL and Valesul, and of the MBR spun-off net assets, into Vale; (x) Accounting Valuation Reports of the companies CPFL and Valesul, and of the MBR spun-off net assets, and information on the Valuators pursuant to Article 21 of CVM Instruction 481, including a copy of the work proposal; (xi) Information required by article 20-A of CVM Instruction 481; (xii) Excerpts from the Minutes of Vale’s Board of Directors’ Meetings held on February 11, 2021, February 25, 2021, March 10, 2021 (including the Report of the Nomination Committee) and March 15, 2021;4

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).The shareholders present at the Meetings waived, by unanimous vote, the reading of these documents, as they are already public knowledge.Thus, after certain questions were asked by the Shareholders regarding the procedures related to voting at the Meetings, all duly clarified by the Board, the following resolutions were taken:07 - RESOLUTIONS:7.1 Approval, by majority, without restrictions or reservations, with favorable opinions from Vale’s Fiscal Council, Audit Committee and Board of Directors, of the Management’s Report and Financial Statements, as well as the Opinion of the External Auditors PwC Auditores Independentes, regarding the fiscal year ended December 31, 2020.3,269,606,267 votes in favor, 1,125,095 votes against and 863,551,003 abstentions were counted (including the Federal Government´s abstention); the votes in writing received by the Board were attached hereto and are an integral part of these minutes.7.2 Approval, by majority, of the proposal of the Executive Board, with a favorable opinion from the Board of Directors and Fiscal Council, for the allocation of results for the year ended on December 31, 2020, pursuant to Exhibit I of these minutes.3,623,943,607 votes in favor, 16,397,733 votes against and 493,941,025 abstentions were counted (including the Federal Government´s abstention).7.3 By majority, establishment of 13 principal members and 1 alternate as the number of seats on the Board of Directors, of which 12 principal members will be elected by the shareholders at this Meeting and 1 principal member and their respective alternate were elected in a direct vote process by the group of Vale’s employees and will be approved at this Meeting.3,626,902,843 votes in favor, 17,795,898 votes against and 489,583,624 abstentions were counted, (including the Federal Government´s abstention).7.4 Election as members of the Company’s Board of Directors, all with a term of office until the Annual Shareholders’ General Meeting to be held in 2023, in accordance with the procedures below:7.4.1 Ratification of the election of Mr. LUCIO AZEVEDO, nationality: Brazilian, marital status: married, occupation: railroad worker, I.D.: 028694092005-2 issued by the Department of Public Safety of the State of Maranhão (Secretaria de Segurança Pública do Estado de Maranhão – SSP/MA), and Individual Taxpayer Number (Cadastro de Pessoas5

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).Físicas – CPF) 526.635.317-15, with residential address at Avenida Neiva Moreira, s/n, Condomínio Varandas, Bloco Cozumel, apto 704, Calhau, in the city of São Luis, state of Maranhão, as principal member and Mr. ANDRE VIANA MADEIRA, nationality: Brazilian, marital status: married, occupation: mechanic, I.D.: 6702030 issued by the Department of Public Safety of the State of Minas Gerais (Secretaria de Segurança Pública do Estado de Minas Gerais – SSP/MG), CPF 076.512.086-09, with residential address at Rua Venceslau Brás, no. 274, Bairro Jardim Belvedere, in the city of Itabira, state of Minas Gerais, as alternative member, who, as provided for in Article 11, paragraph 2 of the Company’s By- Laws, were elected by Vale’s employees through a direct voting process. The written votes received by the Board have been attached hereby and are an integral part of these minutes.7.4.2 Then, considering that the adoption of the multiple vote process was requested by shareholders with more than 5% of the Company's capital stock, pursuant to the Notice to Shareholders published on April 28, 2021, the Board began the voting by informing the number of the attending shareholders at this Meeting and the minimum number of votes that guarantees the election of a candidate as a member of the Board of Directors. After that, the Board made the clarifications about the procedures necessary for voting and the clarifications requested by the attending Shareholders.In keeping with the request made by some Shareholders and with the consent of the representative of the American Depositary Receipts (“ADRs”) pegged to the Company’s shares, the Board projected a map containing the indication of votes sent by distance voting ballot as well as the total number of votes transmitted to the Company by the depositary institution of ADRs (“Depositary of ADRs”).After the manifestation of certain representatives of shareholders who are holders of ADRs regarding alleged divergences between the votes casted through proxy cards by such holders of ADRs and the votes transmitted to the Company by the Depositary of ADRs, the Board suspended the Meeting for a period in order to ascertain such facts. In view of the impossibility to ascertain, in a timely manner, the alleged divergences with the Depositary of ADRs, the Board informed the Shareholders that the Annual Shareholders’ Meeting would be suspended in regards to the items 1.4, 1.5 and 1.6 of the Agenda, regarding the election of the members, President and Vice-President of the Board of Director and would be resumed at 10 am of the following business day.There being no manifestation by the Shareholders present, the Board moved to the deliberation of the item 1.7 of the Agenda of the Annual Shareholders’ Meeting, which deals with the election of the Fiscal Council.6

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).On May 3 of 2021, at 10 am, the Meetings resumed, in an exclusively digital manner, only with respect to the items 1.4, 1.5 and 1.6 of the Agenda of the Annual Shareholders’ Meeting, regarding the election of the members, President and Vice-President of the Board of Directors.The Board resumed its work informing that, during the suspension period, the Company maintained contact with the Depositary of ADRs in order to ascertain and remedy the alleged divergences that might exist between the votes sent by ADR holders and the voting spreadsheet transmitted to the Company by the Depositary of ADRs.The Board then informed that, during such work of verification, the Company received from the Depositary of ADRs the tabulation with the voting instruction sent by the holders of ADRs to the Depositary of ADRs, having provided clarifications on the verifications made regarding the votes of holders of ADRs.The Board also noted that the Company sought at all times to encourage and honor the participation of its investors, but that it is necessary to bear in mind that there are three distinct universes that participate in these meetings, with specific legal and contractual rules and different dynamics, which may limit the Company’s ability to act to resolve any issues presented. Those are the shareholders present, the shareholders who vote via BVD and the holders of ADRs, who speak directly or indirectly to the Depositary. In this regard, the Board reinforced that the Company at all times sought, respecting the legal and regulatory rules of its respective jurisdictions, and without jeopardizing the regularity of these Meetings, to allow the greatest possible use to be made of the manifestations of all investors.Finally, the Board noted that certain relations transcend the Company itself, which limits its performance.The Board then projected the vote map indicating the votes received by BVDs and the result of the tabulation of ADR holders’ votes received from the Depositary of ADR.After the map was projected, the Board opened a new deadline for all the Shareholders present to send their votes through spreadsheets that had previously been sent to Shareholders.Once the deadline for sending the votes was closed and after the Board had given all the attending Shareholders the opportunity to vote, the votes were counted, and the following were elected, through voting by the multiple vote process, pursuant the By-Laws and Law No. 6,404/76, the candidates with the most favorable votes received, listed below:7

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).(i) Mr. JOSÉ MAURÍCIO PEREIRA COELHO, nationality: Brazilian, marital status: married, occupation: banker, I.D.: 06109071-8 issued by IFP/RJ, CPF 853.535.907-91, with business address at Praia de Botafogo no. 501, 4ᵗʰ floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro;A total of 4,157,467,424 votes in favor were counted.(ii) Mr. EDUARDO DE OLIVEIRA RODRIGUES FILHO, nationality: Brazilian, marital status: married, occupation: engineer, I.D.: 03.144.859-0 issued by the Department of Civil Identification of Rio de Janeiro (Diretoria de Identificação Civil/Rio de Janeiro – DIC/RJ), CPF 442.810.487-15, with business address at Rua Ataulfo de Paiva no. 482, room 301, Leblon, in the city of Rio de Janeiro, state of Rio de Janeiro;A total of 3,838,086,924 votes in favor were counted.(iii) Mr. FERNANDO JORGE BUSO GOMES, nationality: Brazilian, marital status: married, occupation: banker, I.D.: 4960580-1 issued by DIC/RJ, CPF 370.624.177-34, with business address at Av. Paulista, no. 1450, 9ᵗʰ floor, in the city of São Paulo, state of São Paulo.A total of 3,835,179,006 votes in favor were counted.(iv) Mr. KEN YASUHARA, nationality: Japanese, marital status: married, occupation: economist, RNE V668435-6, CPF 234.081.558-44, with business address at Praia do Flamengo no. 200, 14ᵗʰ floor, in the city of Rio de Janeiro, state of Rio de Janeiro.A total of 3,820,177,438 votes in favor were counted.(v) Mr. JOSÉ LUCIANO DUARTE PENIDO, nationality: Brazilian, marital status: married, occupation: mining engineer, I.D.: 63.439.017X issued by the Department of Public Safety of the State of São Paulo (Secretaria de Segurança Pública do Estado de São Paulo – SSP/SP), CPF 091.760.806-25, with residential address at Rua Claudio Manoel no. 855, apartment 1901, in the city of Belo Horizonte, state of Minas Gerais.A total of 3,615,569,802 votes in favor were counted.(vi) Mr. MANUEL LINO SILVA DE SOUSA OLIVEIRA, nationality: British, marital status: married, occupation: economist, passport no. 548309587, with residential address at Ridlands End, Ridlands Lane, Oxted, Surrey, RH80SS, United Kingdom.A total of 3,268,401,049 votes in favor were counted.8

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).(vii) Mr. ROBERTO DA CUNHA CASTELLO BRANCO, nationality: Brazilian, marital status: married, occupation: economist, I.D: 1895832 issued by IFP/RJ, CPF 031.389.097-87, with residential address at Av. Borges de Medeiros, no. 2385, apartment 302, Lagoa, in the city of Rio de Janeiro, state of Rio de Janeiro.A total of 3,062,098,927 votes in favor were counted.(viii) Mr. MARCELO GASPARINO DA SILVA, nationality: Brazilian, marital status: married, occupation: lawyer, I.D.: 10.188 issued by the Brazilian Bar Association/State of Santa Catarina (Ordem dos Advogados do Brasil/Santa Catarina – OAB/SC), CPF 807.383.469-34, with residential address at Rua Esteves Júnior no. 605, apartment 1411, Centro, in the city of Florianópolis, state of Santa Catarina.A total of 3,060,493,898 votes in favor were counted.(ix) Mr. MAURO GENTILE RODRIGUES DA CUNHA, nationality: Brazilian, marital status: married, occupation: consultant, I.D.: 404.399 issued by the Ministry of the Navy, CPF 004.275.077-66, with residential address at Rua Pedro Avancine, 363, apartment 83E, in the city of São Paulo, state of São Paulo.A total of 3,055,151,984 votes in favor were counted.(x) Mrs. RACHEL DE OLIVEIRA MAIA, nationality: Brazilian, marital status: single, occupation: accountant, I.D.: 20.091.578-2, CPF 143.363.438-45, with residential address at Av. das Nações Unidas, no. 14.401, Torre Tarumã, room 1302, 13ᵗʰ floor, in the city of São Paulo, state of São Paulo.A total of 2,671,491,721 votes in favor were counted.(xi) Mr. ROGER ALLAN DOWNEY, nationality: Brazilian, marital status: married, occupation: administrator, I.D.: 13.169.366-5 issued by Instituto Félix Pacheco of Rio de Janeiro (IFP/RJ), CPF 623.291.626-34, with business address at Rua Jardim Botânico, no. 568, room 620, Jardim Botânico, in the city of Rio de Janeiro, state of Rio de Janeiro;A total of 1,804,837,267 votes in favor were counted.(xii) Mr. MURILO CESAR LEMOS DOS SANTOS PASSOS, nationality: Brazilian, marital status: divorced, occupation: chemical engineer, I.D.: 53080291-0 issued by9

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).SSP/SP, CPF 269.050.007-87, with residential address at Rua Melo Morais Filho no. 264, in the city of São Paulo, state of São Paulo;A total of 1,748,276,528 votes in favor were counted.The investiture of the candidates hereby elected is subject to the signing of the respective terms of investiture, the submission of the declarations, the appointment, by the director(s) residing or domiciled abroad, of proxies for the purposes set forth in Article 146, paragraph 2, of Law No. 6,404/76; and the presentation of other legally required documents; Mr. MANUEL LINO SILVA DE SOUSA OLIVEIRA will only take office on August 1, 2021. In addition, based on the declarations previously made by the candidates, it was noted that the Board members JOSÉ LUCIANO DUARTE, ROGER ALLAN DOWNEY, MANUEL LINO SILVA DE SOUSA OLIVEIRA, MURILO CESAR LEMOS DOS SANTOS PASSOS, ROBERTO DA CUNHA CASTELLO BRANCO, MAURO GENTILE RODRIGUES DA CUNHA, RACHEL DE OLIVEIRA MAIA and MARCELO GASPARINO DA SILVA meet the independence criteria, in accordance with the requirements of the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão and Article 11, paragraph 4 of the By-Laws. Thus, the minimum composition of seven independent members in the Board of Directors provided for in Article 11, paragraph 3 of the By-Laws is fulfilled.It is registered that the following votes were counted: (a) 1,375,117,712 votes in favor for the candidate Mrs. ELAINE JAY DORWARK-KING, (b) 1,348,642,438 votes in favor for the candidate Mrs. SANDRA MARIA GUERRA DE AZEVEDO, (c) 1,304,070,819 votes in favor for the candidate Mr. CLINTON JAMES DINES, and (d) 1,286,053,421 votes in favor for the candidate Mrs. MARIA FERNANDA DOS SANTOS TEIXEIRA, who were not elected. The abstention of the Federal Government was registered in the voting process of item 1.4 of the Agenda of the Annual Shareholder’s Meeting. The written votes received by the Board have been attached and are an integral part of these minutes. Prior to the start of voting on items 1.5 and 1.6 of the Agenda of the Annual Shareholder’s Meeting, in response to the request of certain Shareholders and with the consent of the ADR representative, the Board mapped both the votes sent through remote ballot papers as well as the total votes transmitted to the Company by the depositary institution of the Depositary of the ADRs related to the election of the Chairman and Vice-Chairman of the Board of Directors.10

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).7.5 Election of Mr. JOSÉ LUCIANO DUARTE PENIDO to the position of Chairman of the Board of Directors.2,633,360,725 votes in favor were counted. It was also registered 1,045,974,259 votes in favor of the candidate Mr. ROBERTO DA CUNHA CASTELLO BRANCO, who was not.7.6 Election of Mr. FERNANDO JORGE BUSO GOMES to the position of Vice-Chairman of the Board of Directors.2,453,790,270 votes in favor were counted. It was also registered that 1,208,596,866 votes in favor for the candidate Mr. MAURO GENTILE RODRIGUES DA CUNHA, who was not elected, were counted.At the end of this election, the representative of EY Independent Auditors that attended the Meetings declared that during his review no matter came to his attention that could compromise the reliability of the process of receipt, registration and counting of votes by the Company, related to the elections of the members of the Board of Directors and the election of its Chairman and Vice-Chairman. 7.7 Election of the following members of the Company’s Fiscal Council, with a term of office until the Annual Shareholders’ General Meeting of 2022 is held.7.7.1 according to the separate election process, Mr. BRUNO FUNCHAL, nationality: Brazilian, marital status: married, occupation: economist, ID No. 11775885-4, issued by IFP/RJ, CPF No. 082.654.487-83, with business address at Esplanada dos Ministérios, Bloco P, 2ⁿᵈ floor, Brasília/DF, Zip Code No. 70048-900, was elected as principal member by the sole shareholder holding special-class preferred shares issued by the Company (“Golden Shares”), pursuant to Article 5, paragraph 4, of the By-Laws, remaining vacant the position of alternate member.7.7.2 according to the majority election process, the following were elected:(i) Ms. CRISTINA FONTES DOHERTY, nationality: Brazilian, marital status: judicially separated, occupation: economist, I.D.: 06370326-8 issued by the Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – DETRAN/RJ), CPF 803.661.047-72, with residential address at Rua Carlos Gois no. 422, Leblon, in the city of Rio de Janeiro, state of Rio de Janeiro; and Mr. NELSON DE MENEZES FILHO, nationality: Brazilian, marital status: married, occupation: engineer; I.D.: 6.651.408-3 issued by SSP/SP, CPF 756.878.878-49, with business address at SCS Quadra 9, Lote C, Torre C, 9ᵗʰ floor, Brasília, Distrito Federal, as principal and alternate members, respectively;11

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).2,301,113,583 votes in favor, 12,100,915 votes against and 1,821,067,867 abstentions were counted.(ii) Mr. MARCELO AMARAL MORAES, nationality: Brazilian, marital status: married, Bachelor’s degree in Economics, I.D.: 07.178.889-7 issued by IFP/RJ, CPF 929.390.077-72, with residential address at Avenida Juriti, no. 530, apto. 111, Moema, in the city of São Paulo, state of São Paulo, as principal member, and as alternate member, Mr. MARCELO SANTOS DALL OCCO, nationality: Brazilian, marital status: married, occupation: accountant, ID No.580.014-6, and CPF No. 054.500.438-1, with residential address at Avenida Hilário Pereira de Souza, 492 - Apto 211 - Torre Buriti, Centro, in the city of Osasco, state of São Paulo ;2,509,864,288 votes in favor, 281,890,284 votes against and 1,342,527,793 abstentions were counted.(iii) Mr. MARCUS VINÍCIUS DIAS SEVERINI, nationality: Brazilian, marital status: married, occupation: administrator, I.D. 13.169.366-5 issued by IFP/RJ, CPF 623.291.626-34, with business address at Rua Jardim Botânico, no. 568, sala 620, Jardim Botânico, in the city of Rio de Janeiro, state of Rio de Janeiro, as principal member; and Ms. VERA LUCIA DE ALMEIDA PEREIRA ELIAS, nationality: Brazilian, [marital status: married], accountant, I.D.: 4106750-5 issued by IFP/RJ, CPF 492.846.497-49, with residential address at Rua Uruguai, No. 481, apt. 602, Tijuca, in the city of Rio de Janeiro, state of Rio de Janeiro, as principal and alternate members, respectively;1,716,207,899 votes in favor, 11,920,341 votes against and 2,406,154,125 abstentions were counted.(iv) Mr. RAPHAEL MANHÃES MARTINS, nationality: Brazilian, marital status: single, occupation: lawyer, I.D.: 147.187 issued by the Brazilian Bar Association/State of Rio de Janeiro (Ordem dos Advogados do Brasil/Rio de Janeiro – OAB/RJ), CPF 096.952.607-56, with business address at Rua Araújo Porto Alegre no. 36, sala 1102, in the city of Rio de Janeiro, state of Rio de Janeiro; and Ms. ADRIANA DE ANDRADE SOLÉ, nationality: Brazilian, marital status: married, occupation: engineer, I.D.: 777.552, CPF 378.627.316-20, with residential address at Rua São Domingos do Prata, no. 510, Santo Antônio, in the city of Belo Horizonte, state of Minas Gerais, as principal and alternate members, respectively.2,360,266,617 votes in favor, 3,680,216 votes against and 1,770,335,532 abstentions were counted.The investiture of the candidates hereby elected to the Fiscal Council is subject to the signing of the respective terms of investiture, as well as the submission of the declarations and other legally required documents.12

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).7.8 Approval, by majority, of setting the overall annual compensation of Vale’s management, members of the Advisory Committees and members of the Fiscal Council, for the fiscal year 2021, in the amount of up to BRL 202,759,895.90 (two hundred and two million, seven hundred and fifty-nine thousand, eight hundred and ninety-five Brazilian reais and ninety cents), as described in Management’s Proposal for this Meeting, to be individualized by Vale’s Board of Directors, as well as setting the monthly compensation of each acting member of the Fiscal Council, from May 1, 2021, until the Annual Shareholders’ General Meeting that will be held in 2022, in the amount corresponding to 10% (ten percent) of the compensation that, on average, is allocated monthly to each Executive Officer, not counting benefits, expenses and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be reimbursed in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member.2.744.671.362 votes in favor, 911.340.110 votes against and 478.270.893 abstentions were counted (including the Federal Government). 7.9. Approval, by majority, of the Company’s Shares Program, pursuant to Exhibit II to these minutes.3,535,456,915 votes in favor, 52,607,585 votes against and 603,130,638 abstentions were counted (including the Federal Government).7.10. Approval, by majority, pursuant to articles 224 and 225 of Law No. 6,404/76, of the Filings and Justifications for Merger of Companhia Paulista de Ferroligas (“CPFL”) and of Valesul Alumínio S.A. (“Valesul”) into Vale, wholly owned subsidiaries of Vale, signed by the managements of Vale and of said companies.3,716,606,946 votes in favor, 1,105 votes against and 474,587,087 abstentions were counted, [and the votes against included the written votes received by the Board, which were attached hereto and are an integral part of these minutes].7.11. Approval, by majority, of ratification of the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company established at the address Rua Madre Cabrini no. 341, sala 2, 2ⁿᵈ floor, Vila Mariana, in the city of São Paulo, CNPJ/ME 23.037.018/0001-63 and registered with the Regional Board of Accounting of Rio de Janeiro (Conselho Regional de Contabilidade do Estado do Rio de Janeiro – CRC-RJ) under no. 2SP033482/O-3, engaged to carry out the valuation of the shareholders’ equity of CPFL and Valesul, for purposes of merger of those companies into the Company.13

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).3,707,126,877 votes in favor, 16,416 votes against and 484,051,845 abstentions were counted (including the Federal Government).7.12. Approval, by majority, of the Valuation Reports at book value of CPFL and Valesul, prepared by Macso.3,716,565,066 votes in favor, 1,105 votes against and 474,628,967 abstentions were counted (including the abstention of the Federal Union).7.13. Approval, by majority, of the mergers of CPFL and Valesul, without the issuance of new shares and without a change in Vale’s capital stock, with the consequent transfer of all their respective assets to Vale. As a result of these mergers, CPFL and Valesul will be dissolved and Vale shall universally succeed them in all their assets, rights and obligations, whether legal or conventional, pursuant to current legislation.3,703,442,733 votes in favor, 1,105 votes against and 487,751,300 abstentions were counted (including the abstention of the Federal Union).7.14. Approval, by majority, pursuant to articles 224 and 225 of Law No. 6,404/76, of the Filing and Justification for the Partial Spin-Off of Minerações Brasileiras Reunidas S.A. – MBR followed by the merger of the spun-off portion into Vale, signed by the managements of Vale and MBR;3,716,692,285 votes in favor, 1,105 votes against and 474,501,748 abstentions were counted (including the abstention of the Federal Union). 7.15. Ratification, by majority, of the appointment of Macso, a specialized company hired to assess the net assets to be spun off formed by certain MBR assets and liabilities (“MBR Spun-off Net Assets”) for merger into Vale.3,707,142,188 votes in favor, 1,105 votes against and 484,051,845 abstentions were counted (including the abstention of the Federal Union).7.16. Approval, by majority, of the Valuation Report of the MBR Spun-off Net Assets prepared by Macso.3,716,314,464 votes in favor, 1,105 votes against and 474,879,569 abstentions were counted (including the abstention of the Federal Union). 7.17. Approval, by majority, of the merger, without a capital increase or the issuance of new shares, of the MBR Spun-off Net Assets into Vale, which universally succeeds MBR14

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).and shall assume, without interruption, all the rights and obligations of the Spun-off Net Assets hereby merged.3,743,307,278 votes in favor, 1,105 votes against and 447,886,755 abstentions were counted (including the abstention of the Federal Union).08 - DRAWING UP AND PUBLICATION OF THE MINUTES:Shareholders who participated through the Zoom platform are considered to have signed these minutes and the Shareholders’ Attendance book, and their registration in the minutes was carried out by the Chairman and the Secretary of the Meetings, all in accordance with Article 21-V, paragraphs 1 and 2 of CVM Instruction 481. Pursuant to Article 9, paragraph 2 of the By-Laws, these minutes are drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signatures of the Shareholders in attendance.09 - ADJOURNMENT:There being no further business to discuss, the Chairman suspended the proceedings for the drawing up of these minutes, which were signed by the Chairman and the Secretaries of these Meetings, in accordance with Article 21-V, paragraphs 1 and 2 of CVM Instruction 481.I certify that the minutes are a faithful copy of the original drawn up in the proper book.Rio de Janeiro, May 03, 2021.Luiz Antônio de Sampaio Campos ChairmanRafael Padilha Calabria SecretaryFelipe Guimarães Rosa Bon Secretary15

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).EXHIBIT I Proposal of the Executive Board for the allocation of results for the year ended on December 31, 202016

Annex to the Proposal for the Allocation of Income for the Fiscal Year Ended December 31, 2020 Pursuant to CVM Instruction No. 481/09DESCRIPTION DATA1. Net Income for the fiscal year 2020 2. Overall amount and the value per share of dividends, including prepaid dividends and interest on the stockholders' equity already reported.R$ 26,712,688,500.84Overall amount of: R$ 21,865,665,672.55The amount of R$ 4.262386983 per outstanding common share and per preferred share of special class.3. Percentage of net income distributed for the fiscal year 2020.82% of the net income.4. Overall amount and value per share of dividends distributed based on income from previous fiscal years.Not applicable5. Remuneration for the year 2020, less interest on shareholders' equity resolved on.Not applicable6. Interest on shareholders' equity and dividends resolved on 02/25/2021.Gross total amount of R$ 21,865,665,672.55, equivalent to R$ 4.262386983 per outstanding common share and per preferred share of special class. Of this amount, R$ 4,288,000,000.00 in the form of interest on shareholders' equity (subject to Income Tax at Source at the prevailing rate) and R$ 17,577,665,672.55 in the form of dividends.Date of payment: March 15, 20211/6

Annex to the Proposal for the Allocation of Income for the Fiscal Year Ended December 31, 2020
Pursuant to CVM Instruction No. 481/09

VALE

7. Provide a comparative table indicating the following values per share of each type and class: a) net income for the year and for the 3 (three) previous years; b) dividends and interest on the stockholders' equity distributed in the 3 (three) previous years.

			In Reais
	2020	**2018**	**2017**
Net income (loss) per share	5.21	5.01	3.39
Gross compensation per common share	4.262386983	1.480361544	0.908424228
Net compensation per common share	3.623028936	1.258307312	0.772160594
Gross compensation per preferred share	4.262386983	1.480361544	1.040833333
Net compensation per preferred share	3.623028936	1.258307312	0.884400000

Note: The amount of compensation per share experienced a slight variation due to the change in the number of treasury shares given the payment of long-term compensation ("matching") to executive officers.

8. Allocation of income to the statutory reserve

Amount allocated to the statutory reserve: R$ 1,335,634,425.04

Details of how the legal reserve is calculated:

Out of the net income for the year, 5% will be used, before any other allocation, in the creation of the legal reserve up to the limit of 20% of the capital stock, pursuant to the provisions of Article 193 of Law No. 6,404 and Article 39 of the Articles of Incorporation.

Such reserve may cease to be created in the year in which the balance of the statutory reserve, plus the amount of capital reserves (article 182 of Law No. 6,404), exceeds 30% of the capital stock, which has not yet occurred.

9. Preferred shares entitled to fixed or minimum dividends

Pursuant to article 5, paragraph 5 of the Articles of Incorporation, holders of special-class preferred shares will be entitled to receive dividends to be distributed, as calculated pursuant to Chapter VII of the Articles of Incorporation, in accordance with the following criteria:

(a) priority in receiving the dividends corresponding to (i) a minimum of 3% (three percent) of the net equity value of the share, as calculated based on the financial statements drawn up, which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the part of the capital constituted by this class of share, whichever of the two is greater;

(b) the right to share distributed profits, under equal conditions with the common shares, after being assured the latter a dividend equal to the minimum priority established in accordance with item "a" above;

2/6

Annex to the Proposal for the Allocation of Income for the Fiscal Year Ended December 31, 2020 Pursuant to CVM Instruction No. 481/09(c) the right to share any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.Net income for the year is sufficient for full payment of fixed or minimum dividends.There is no unpaid cumulative installment.The reference value for the minimum annual dividend of the special-class preferred shares, taking as a basis (a) 6% over the portion of the capital composed of such preferred shares, is R$ 10.61, which corresponds to R$ 0.884400000 per special-class preferred share; or (b) 3% of the net equity of the special-class preferred share, is R$ 13.48, which corresponds to R$ 1.123569073 per special-class preferred class.10. Mandatory minimum compensationPursuant to article 39 of the Articles of Incorporation, after the legal reserve has been formed, the allocation of the remaining portion of the net income determined at the end of each fiscal year (which will coincide with the calendar year) will, upon Management's proposal, be submitted to the resolution of the Shareholders' Meeting, being certain that the amount, paid or credited, as interest on the stockholders' equity (JCP), as provided in article 9, paragraph 7 of Law No. 9,249/1995 and the relevant legislation and regulation, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, such amount integrating the amount of dividends distributed by the company for all legal purposes. At least 25% of the annual net profits, adjusted according to the legislation, will be used to pay dividends.Adjusted net income for fiscal year 2020 was R$ 25,367,992,136.59, corresponding to net income for the year, R$ 26,712,688,500.84, less the allocation to the statutory reserve of R$ 1,335,634,425.04 and the allocation to the reserve for tax incentives of R$ 9,061,939.21. The minimum mandatory compensation of 25% of the adjusted net income totals up R$ 6,341,998,034.15, which corresponds to the total gross amount of R$ 1.236278386 per outstanding common share and per special-class preferred share issued by Vale.Therefore, the mandatory dividend was paid in full, with no amount retained.11. If the mandatory dividend is retained due to the company's financial situation, (a) inform the amount of the retention; (b) describe, in detail, the company's financial situation, also addressing aspects related to liquidity analysis,Not applicable.3/6

Annex to the Proposal for the Allocation of Income for the Fiscal Year Ended December 31, 2020 Pursuant to CVM Instruction No. 481/09working capital and positive cash flows; (c) justify the retention of dividends.12. If there is allocation of income to the contingency reserve, (a) identify the amount allocated to that reserve; (b) identify the loss considered likely and its cause; (c) explain why the loss was considered likely; and (d) justify the creation of the reserve.Not applicable.13. If there is allocation of income to the unrealized retained earnings, (a) inform the amount allocated to the unrealized retained earnings; (b) inform the nature of the unrealized earnings that gave rise to the reserve.Not applicable14. If there is allocation of income to statutory reserves, (a) describe the statutory clauses establishing the reserve; (b) identify the amount allocated to the reserve; (c) describe how the amount was calculated.Articles 36 and 37 of the Articles of Incorporation provide that the allocation of income considers the creation of the following reserves:I – Statutory reserve, to be created as specified below:5% of the net income for the year up to the limit of 20% of the Capital Stock, pursuant to the provisions of article 193 of Law No. 6,404 and article 39 of the Articles of Incorporation, which totals up R$ 1,335,634,425.04. Such reserve may cease to be created in the year in which the balance of the statutory reserve, plus the amount of capital reserves (article 182 of Law No. 6,404), exceeds 30% of the capital stock, which has not yet occurred.II – Tax incentive reserve created in accordance with tax legislation, also with respect to:Vale is a beneficiary of a reduction in the income tax calculated on the profit from the exploitation, granted by the Superintendency for the Development of Amazonia – SUDAM, according to the following administrative acts: (a) Constitutive Reports No. 058/2015 and 108/2018 regarding the tax incentive granted for the extraction of Iron Ore in Pará, (b) Constitutive Reports No. 40/2011 regarding the tax incentive granted for the Pelletizing Plant in the State of Maranhão,4/6

Annex to the Proposal for the Allocation of Income for the Fiscal Year Ended December 31, 2020 Pursuant to CVM Instruction No. 481/09(c) Constitutive Report No. 074/2014 regarding the tax incentive granted for the extraction of Ferronickel in the State of Pará, and (d) Constitutive Report No. 12/2018 regarding the tax incentive granted for the extraction of Copper Concentrate in the State of Pará. Vale also enjoys the reinvestment benefit that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM.As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital stock or absorb losses. Based on Article 195-A of Law No. 6,404, included by Law No. 11,638, we propose that the total amount of R$ 9,061,939.21 arising out of the complement of the income tax reduction incentive within the SUDAM area, for the base year 2018, be allocated to this reserve. Bearing in mind that the exploitation profit basis, for the incentive to reduce the income tax, was negative in the calendar year 2020, there is no benefit to be enjoyed.III) Investment reservePursuant to article 40, item II, of the Articles of Incorporation, the amount not exceeding 50% of net income must be allocated to this reserve, distributable up to the maximum limit of the Company's capital stock, in order to ensure the maintenance and development of the Company's main activities, in order to meet the investment projects provided for in Vale's budget. In this regard, we propose that the total amount of R$ 3,502,326,464.04 be allocated to the statutory investment reserve.15. Retained earnings stipulated in capital budgetNot applicable16. Allocation of income to the tax incentive reserveAmount allocated to the tax incentive reserve: R$ 9,061,939.21.Vale is a beneficiary of a reduction in the income tax calculated on the profit from the exploitation, granted by the Superintendency for the Development of Amazonia – SUDAM, according to the following administrative acts: (a) Constitutive Reports No. 058/2015 and 108/2018 regarding the tax incentive granted for the extraction of Iron Ore in Pará, (b) Constitutive Reports No. 40/2011 regarding the tax incentive granted for the Pelletizing Plant in the State of Maranhão, (c) Constitutive Report No. 074/2014 regarding the tax incentive granted for the extraction of Ferronickel in the State of Pará, and (d) Constitutive Report No. 12/2018 regarding the tax incentive granted for the extraction of Copper in the State of Pará.5/6

Annex to the Proposal for the Allocation of Income for the Fiscal Year Ended December 31, 2020 Pursuant to CVM Instruction No. 481/09Vale also enjoys the reinvestment benefit that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM.As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital stock or absorb losses.Based on Article 195-A of Law No. 6,404, included by Law No. 11,638, we propose that the total amount of R$ 9,061,939.21 arising out of the complement of the income tax reduction incentive within the SUDAM area, for the base year 2018, be allocated to this reserve.Bearing in mind that the exploitation profit basis, for the incentive to reduce the income tax, was negative in the calendar year 2020, there is no benefit to be enjoyed.6/6

Minutes of the Extraordinary and Annual Shareholders’ General Meetings of Vale S.A., held cumulatively on April 30, 2021 (continued).EXHIBIT II Company’s Shares Program

SHARE-BASED COMPENSATION PLAN1. Provide a copy of the proposed Plan Presented in Appendix A.2. Inform the main characteristics of the proposed Plan, identifying: Vale S.A. and companies in the Vale System¹ have in their long-term compensation policy a performance-based virtual share program. In this program, there is the award payment in cash, through the payroll, at the end of the cycle (after 3 years of the granting of the right to it), if the company reaches the performance condition previously established by the Board of Directors. Vale is currently: i. changing the award of this cash payment program to award in real Shares issued by the Company at market price. Thus, it is not a new compensation program, but the change in the form of payment of a type of program granted in previous years; ii. including in this program the payment of “Virtual Dividends”. In the event of the payment of dividends and / or interest on equity by Vale, the executives participating in the Performance Shares Unit program (PSU) will be entitled to “Virtual Dividends”, paid in Shares, which will be calculated based on the number of Shares that the executive will be entitled as an award at the end of the cycle, equivalent to the same net amount per Share of dividends / interest on equity distributed to Vale's Shareholders during the period of the cycle. The net amount to be paid will be calculated based on the amount of dividends / interest on equity per Share paid during the period of the cycle, the number of Shares targeted for the award and the performance condition of the Program. To implement this proposal, a survey was conducted with consultancy Willis Towers Watson, based on the international (primary) executive panel used by Vale, made up of the following 14 global companies: Alcoa, Anglo American, Arcelor Mittal, Basf, BHP, Chevron, Dow, Exxon Mobil, Freeport-MacMoRan, International Paper, Nucor, Praxair Linde, Rio Tinto and Teck Resources. In 78% of these companies, executives are eligible for dividends on the scope of the award, and in 82% of the companies in which the dividend is paid, they are accumulated and paid at the end of the program in additional Shares of equivalent value. It is important to point out that this is not a stock option plan, in line with art. 168, Paragraph 3 of the Brazilian Law No. 6,404 / 76, but of a performance-based compensation plan that, if achieved, implies the delivery of Shares issued by Vale, held in Treasury arising from a buyback program or through the purchase of Shares on the market on behalf of the executives eligible for the award. In addition, Vale's Board of Directors will have the prerogative to analyze and decide on the possible granting of a similar incentive in coming years.a. Potential Beneficiaries • Grant: Executives who meet all the conditions described below will be eligible to future awards in Vale-issued Shares traded on B3 S.A. - Brasil, Bolsa, Balcão in1Generically referred to in this document as Vale.

Brazil, or in Vale-issued ADRs² traded on the New York Stock Exchange (NYSE) in the United States under the Performance Shares Unit program (PSU): o Be active and working at Vale S.A. and other companies in the Vale system, affiliates and subsidiaries that are participants in the Program on December 31ˢᵗ of the year prior to the grant, according to the salary range / positions duly approved by the Board of Directors; and o Be active and working in the Vale system companies participating in the Program on the date established for the grant, which will be formalized through the delivery of the Grant Letters for each cycle.b. Maximum number of options to be granted Not applicable, as the Plan does not grant options, it provides the grant of the right to future awards in Shares.c. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty- two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares.d. Acquisition Conditions The receipt of Shares and the number of Shares to be received by eligible executives is conditioned to the achievement of the following performance indicators³: • The TSR (Total Shareholder Return) indicator that measures (in USD) the total return for the Shareholder based on the variation of the Share price and on the payment of dividends and / or interest on equity, which occurred in a certain period of time. The performance condition is defined by comparing the TSRs generated by Vale and peer companies over the cycle (3 years). The measurement is made based on Vale’s position in the ranking of companies. • An indicator that aims to emphasize the importance of health and safety in the company. • The sustainability indicators are directly related to the strategic pillars defined for 2030: Climate Change, Energy, Water, Forest and ESG Gaps. Only the Company's executives who are eligible for the Share grant and who remained with the Company during the three (3) years period from the official start date of the cycle (January 1ˢᵗ of the year of the grant) to the end date of the cycle (December 31ˢᵗ of the 3ʳᵈ year after the grant) will be entitled to the full award, still depending on the performance condition.e. Detailed criteria for setting the exercise price The purpose of the Plan is to deliver treasury Shares from a buyback program or by2Both Shares and ADRs issued by Vale are generically referred to in this document as Shares. 3The change in the indicators / composition of the performance condition must be approved by Vale's Board of Directors.

purchasing Shares in the market on behalf of executives eligible for the award, to eligible executives by virtue of achieving performance conditions (meeting defined Targets). As indicated, this is not, therefore, a Stock Option Plan, in the terms of art. 168, § 3 of the Brazilian Law 6.404/76, but rather a performance-based compensation plan that, if achieved, implies the delivery of Shares, held in Treasury from a buyback program or even through the purchase of Shares in the market on behalf of executives eligible for the award, subject to applicable law. This considered, there is no fixing of the acquisition or exercise price.f. Criteria for fixing the exercise period Not applicable since it is not a stock option plan, in the molds of art. 168, § 3 of the Brazilian Law 6,404/76, but a performance-based compensation plan that, if achieved, implies the delivery of Shares. This delivery, because this is a long-term compensation plan, occurs 3 years after the beginning of each cycle, in case of achievement of the performance condition.g. Form of settlement of options Not applicable since it is not a stock option plan, in the molds of art. 168, § 3 of the Brazilian Law 6.404/76, but of a performance-based compensation plan that, if achieved, implies the delivery of Treasury Shares from a buyback program or even through the purchase of Shares in the market on behalf of the executives eligible for the award, subject to applicable law.h. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the Plan In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if the remaining company, its Shares are no longer admitted to trading on the stock exchange, the cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be canceled or remodeled; or (iii) be held and settled in cash. In the event of judicial reorganization of the Company, the Board of Directors may also determine the cancellation of the Plan or its remodeling. In addition, Vale's Board of Directors will be responsible for analyzing and deciding whether to grant a similar incentive in the years to come.3. Justify the proposed Plan, explaining:a. The main objectives of the Plan The Plan aims to: (a) focus management efforts on the creation of long-term sustainable value for Vale, aligning the interests of executives and shareholders; (b) align the 2030 strategic objectives linked to the ESG targets with the internal practices of the company's leadership body; (c) bring Vale closer to current international market practices; and (d) encourage the retention of the company's senior leadership.

b. The way the Plan contributes to these objectives The Plan is an important component in the Company's total compensation strategy, ensuring competitiveness with the market and maintaining the engagement of executives in achieving the Company's performance conditions, as it will create the possibility for executives to receive long-term incentives through issuance of the Company based on the achievement of certain corporate goals related to security, ESG agenda and aligning this benefit to the interests of shareholders in generating long-term value (TSR).c. How the Plan fits into the company's compensation policy Vale's compensation policy consists of fixed compensation, short-term variable compensation and long-term variable compensation. The Plan is a Vale initiative that aims to offer its executives a package aligned with the practices, trends and conditions prevailing in the market and with a focus on the main strategic pillars of the Company. It is outlined with specific purposes and rules that make up an important part of the long-term award of the body of leaders of the company aligned with the interests of shareholders, focusing on sustainable results and generation of long- term value, in the valuation of the Company's Shares and retention of participating executives. The proposed Plan will be implemented in place of the virtual share program, the difference between them being the form of payment: in the current Plan the award payment is made in cash through the payroll and in the proposed Plan the award will be made in Shares, in addition to inclusion of the payment of virtual dividends, as explained in the item 2 above.d. How the Plan aligns the interests of the beneficiaries and the company in the short, medium and long term The Plan aims to focus management efforts on creating sustainable and long-term value for Vale, aligning the interests of executives and shareholders, in addition to encouraging the retention of the company's senior leadership. The cycle duration (3 years) favors the retention of participating executives during this period.4. Estimate the company's expenses resulting from the Plan, according to the accounting rules that address this matter The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares. In accordance with the rules of the Plan, cycles will be created annually, upon approval by the Board of Directors. For each cycle, the maximum limit of Shares that may be granted will be established. This limit is 0.1% of the Company's Capital stock. Based on the number of Shares that make up the Company's Capital stock on 02/26/2021, the total number of Shares covered in each cycle may be up to 5,284,474 Shares. Accordingly, each award will represent, over the term of each cycle, an expense in an amount equivalent to the market value of the awarded Shares.

APPENDIX APERFORMANCE SHARES UNIT PROGRAM PLAN (PSU)Rewarding the Generation of Long-Term Value1. About PSU - Performance Shares Unit Program As part of Vale's initiative to offer its executives a package aligned to the practices, trends and conditions prevailing in the market and focused on the company's main strategic pillars, the company makes use of Share-Based Compensation Programs with specific purposes and rules that make up an important part of the long-term compensation of the company's body of leaders aligned to the interests of the shareholders, focusing on sustainable results and long-term value creation. PSU is a long-term award mechanism offered to executives from Vale and its participating affiliated and controlled companies⁴, which meet the conditions of eligibility for participation. The program is governed based on the criteria and rules established in this Plan and aims to: ▪ Focus management efforts on creating long-term, sustainable value for Vale, aligning the interests of executives and shareholders; ▪ Encourage the retention of the company's senior leadership; ▪ To stimulate the exposure of participants to Vale's business risks, reflected (i) in the Share value⁵ over the three-year cycle and (ii) in performance conditions that leverage (or reduce) the award to participants, based on Vale's TSR (Total Shareholder Return) compared to TSR of peer companies (peer group) and on Health and Safety and Sustainability indicators over the cycle period. 1.1. Eligibility conditions Executives who meet all the conditions described below will be eligible to participate in the PSU: ▪ Be active and working at Vale on December 31 of the year prior to the grant, in a salary range / position duly approved by the Board of Directors; and ▪ Be active and working at Vale on the date of delivery of the Grant Letters for each cycle.4For the purposes of this Plan, the terminology “Vale” will be used both for Vale SA and for other group companies, affiliates and subsidiaries that are participants. 5For the purposes of this Plan, the terminology "Share" will be used both for VALE3 Shares traded on B3 SA - Brasil, Bolsa, Balcão in Brazil, and for ADRs issued by Vale traded on the New York Stock Exchange (NYSE), in the United States.

1.2. Key Features The main characteristics of the PSU are specified below:▪ The program is based on Vale Shares traded on B3 SA - Brasil, Bolsa, Balcão (“B3”) in Brazil, or ADR⁶s issued by Vale traded on the New York Stock Exchange (“NYSE”), in the United States ▪ Each cycle lasts for 3 years; ▪ The award may take place after the end of the 3ʳᵈ year, subject to the achievement of the cycle's performance condition (see 2 Performance Condition and Indicators Applied to PSU); ▪ The number of Shares granted for the participation of each eligible executive will be established based on the Participant's Reference Value and the Grant Share Price⁷. 1.3. Plan Administration The Plan will be managed directly by the Board of Directors, that may change or terminate the Plan, change the level of the eligible executives, the components of the participant's reference value and the performance condition. When launching each cycle, Vale will send each participant the manual for that cycle as well as the grant letter containing the number of Shares that will be the basis for the award after the end of the cycle in question. The Company may, for the purposes of managing this Plan, hire a securities broker, which must be used by the Participants to receive the award. Important notes:In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if the remaining company, its Shares are no longer admitted to trading on the stock exchange, the cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be canceled or remodeled; or (iii) be held and settled in cash. In the event of judicial reorganization of the Company, the Board of Directors may also determine the cancellation of the Plan or its remodeling. 1.4. Plan Term The Plan will come into force with its approval by the General Meeting of Shareholders.The first cycle (2021 cycle) will be from January 1ˢᵗ 2021 to December 31ˢᵗ of the 3ʳᵈ year after the grant, being up to the Vale's Board of Directors to analyze and decide for the eventual grant of similar incentive in the years to come.6American Depositary Receipt / ADR is a transferable security that represents Shares in a non-US company traded in the USA. 7See details of the Reference Value and Grant Price in 3 Granting of the right to Share Awards.

2. Performance Condition and Indicators Applied to PSU⁸ The PSU performance condition, which is the basis for the award amount to be paid in the program, is defined by indicators from 3 (three) different areas, to be defined by the Board of Directors in each cycle, with the following composition : 2.1. TSR The TSR (Total Shareholder Return) indicator measures (in USD) the total Shareholder return based on the Share price variation and the dividend or interest on equity payments that occurred in each period. The performance condition for the TSR is defined by comparing the TSRs generated by Vale and peer companies over the cycle duration period (3 years). The measurement is made based on where Vale stands in the ranking of companies. 2.2. Health and Safety (H&S) An indicator that aims to emphasize the importance of health and safety in the company.2.3. Sustainability The sustainability indicators are directly related to the strategic pillars defined for 2030: Climate Change, Energy, Water, Forest and ESG Gaps. Accordingly, all pillars, except Socioeconomic Contribution, will apply to the composition of the performance condition for the PSU payment and the goals are global for Vale. The performance indicators for the program are based on commitments: ▪ Energy: 100% of clean energy self-generation globally; ▪ Forest: Recovery and protection 500,000 ha of degraded land beyond Vale's limits; ▪ Water: 10% reduction in new water intake; ▪ Climate Change: Reduction of greenhouse gas emissions, in accordance with the Paris Agreement; ▪ ESG gaps: 100% of the ESG gaps addressed.3. Granting of the right to Share Awards The program is based on the granting of the right to award common Shares of Vale:▪ VALE3, traded at B3, for executives in Brazil; and ▪ ADR VALE issued by Vale backed by Shares, traded on the NYSE, for executives located outside Brazil. 3.1. Participant's Reference Value The Reference Value for each cycle grant, calculated for each eligible executive, will be established based on the following criteria: (i) the base salary, (ii) the salary range, (iii) the location in which he/she is located and/or companies in which he/she is active; (iv) the executive's8In case of changes, the new payment factor must be approved by the Board.

estimated Individual Income Tax rate relative to December 31ˢᵗ of the year prior to each cycle grant, and (v) the number of months worked at Vale in the year prior to each cycle grant. 3.2. Grant Share Price The grant price of each cycle will be defined based on the average price of the Share weighted by the volume traded in the last 60 (sixty) sessions of the year prior to the grant, of the respective Stock Exchange (B3 or NYSE). 3.3. Number of Shares Granted The number of Shares granted will be established based on the Participant's Reference Value divided by the Grant Share Price. For executives in Brazil, Reference Value and Grant Share Price will be used in Reais, and for executives outside Brazil, they will be used in American Dollars.4. Virtual Dividends In the event of the payment of dividends and / or interest on equity by Vale, the executives participating in the Plan will be entitled to the “Virtual Dividends” which is a value related to the result of the number of Shares that the executive will be entitled as an award at the end of the cycle. This payment will be made in Shares at the end of the cycle at the same time of the award.5. Award at the end of the cycle 5.1. Award Payment Date The delivery of the Shares resulting from the award will be made after 3 (three) full years of the cycle, based on the performance condition reached in the period of the cycle (see 2 Performance Condition and Indicators Applied to PSU). Only those Company members who were eligible for the grant of Shares and who remained with the Company for a period of three (3) years from the official start date of the cycle (January 1ˢᵗ of the grant year) to the end date of the cycle (December 31ˢᵗ of the 3ʳᵈ year after the award) will be entitled to the award. 5.2. Award payment at the end of the cycle At the end of the cycle, participants who are eligible for the award will receive from Vale, in Shares, (i) the number of Shares scope of the award (result of the application of the performance factor, to the Shares initially granted); and (ii) virtual dividends related to the number of Shares within the scope of the award (which will also have the performance factor applied). In addition, income tax withheld at source (gross-up) will also be included. The Shares subject to the award will be credited to the participant's account at accredited brokers, via Shares held in Treasury from a buyback program or by purchasing Shares on the market on behalf of the executives eligible for the award, subject to the applicable legislation.⁹9 Except for employees working in China and Australia, who, for legal/tax reasons, will have their award made in cash with a va lue corresponding to the same number of Shares in the scope of the award and the virtual dividend.

Important notes:The Board of Directors may determine the suspension of the award whenever there are situations that, under the terms of the law or regulation in force, restrict or prevent the trading of Shares by the participants of the Plan. Until the date on which the award is made, participants will not have any rights and privileges of the Company's Shareholders such as voting rights and the right to receive dividends and interest on equity. 5.3. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares.6. Early payment during the cycle¹⁰ The following conditions define what will happen if the executive leaves Vale during the term of each PSU cycle. 6.1. Resignation or Resignation for Just Cause The executive will not be eligible for any awards upon termination.6.2. Dismissal at Vale's Initiative or Retirement or Mutual Agreement For each cycle, the executive will receive the cash award, upon termination and prorated to the number of months he has been working at Vale during the cycle, except for the Executive Directors whose prorated award will be paid only after the end of the cycle. 6.3. Expatriation or Repatriation For each cycle, the executive will receive part of the award in cash, in the time of his expatriation or repatriation, and prorated to the number of months he has been working at Vale during the cycle. The Shares originally granted and scope of this payment lose the link with the program. The remaining Share balance will remain linked to the Plan and will be eligible for the award in Shares in the end of the cycle. 6.4. Dismissal due to Death or Retirement due to Disability For each cycle, the retiree or his legal heirs will receive the full award amount, in cash.6.5. Change of Control or Divestiture of Vale’s Shareholding The participant who works in a controlled or affiliated company that undergoes a change of control or sale of Vale's stake, will receive, for each cycle, a cash award in prorated to the number10Exceptions must be approved by the Board of Directors.

of months that he has been working, during the cycle, in said company to date the change of control of the controlled or affiliated company or the sale of Vale's interest.

VALE: 2021 Annual and Extraordinary Meetings of Shareholders April 30, 2021Shareholder: Brent Millikan, CPF 285-962-932/72Separate VoteItem 1: To deliberate on the financial statements for fiscal year 2020We would like to call your attention to facts of utmost relevance for this meeting's deliberation on Vale's financial statements for fiscal year 2020 , concerning the company's involvement as a shareholder in the Norte Energia, S.A. consortium, which holds the concession for the Belo Monte Hydroelectric Complex on the Xingu River (State of Pará).The Belo Monte Complex has always been the subject of great controversy, mainly because of its basic design, which provides for the detour of more than 80% of the flow of the Xingu to feed the main powerhouse, drying up a stretch of approximately 130 km of the river downstream of the Pimental dam in the so-called Volta Grande (Big Bend) - a region of enormous ecological and cultural significance. This is an announced conflict between economic interests in power generation and the need to maintain the ecological integrity and the livelihoods of indigenous and riverine communities along the Volta Grande, in accordance with environmental protection and human rights legislation.When Vale made the decision to participate in the Norte Energia consortium, warnings about the high financial, legal and reputational risks of the Belo Monte Hydroelectric Complex - from the scientific community, technicians from IBAMA and other government agencies, the Public Prosecutor's Office, social movements and civil society entities that work in defense of socio- environmental rights - were disregarded.In particular, risks related to: 1) the underestimation of socio-environmental impacts of the project, especially in the Volta Grande of the Xingu, 2) the absence of consultation processes to obtain free, prior and informed consent among indigenous peoples and other affected traditional populations, in accordance with ILO Convention 169 and other legislation in force and 3) deficiencies in the analyses of the project's economic feasibility, related to factors such as the risk of overpricing and delays in the construction schedule, failure to account for socio-environmental damage, and future climate change scenarios, with their implications for the reduction of the flow of the Xingu River and, consequently, the power generation capacity of the Belo Monte Complex.It is important to remember that on March 22, 2011, Vale's CEO received an extrajudicial notification signed by more than twenty Brazilian and international civil society organizations, warning of the high financial, legal, socio-environmental and reputational risks of Vale's possible participation in Belo Monte. In addition, Vale was repeatedly warned about the risks of the project at shareholder meetings since 2012, as recorded in the report being released today: CRITICAL SHAREHOLDERS: 10 years of action of the International Articulation of People Affected by Vale.In a context of strong political pressure, questions about the risks of Belo Monte - including those related to violations of environmental legislation and human rights - were ignored by institutions involved in its planning, environmental licensing and financing, including Vale itself. Moreover, court decisions favorable to actions of the Federal Public Ministry, focused on the defense of environmental legislation and human rights, were rendered impossible by the use of a legal artifice from the time of military dictatorship, known as Suspensão de Segurança.

With the implementation of the works of Belo Monte since mid-2011, the risks warned about the socio-environmental and economic unfeasibility of the project have been transformed into concrete facts, even in a much more serious way than initially predicted. In this sense, we highlight the evidence presented in 2018 by the Juruna indigenous people - in partnership with the Socio-environmental Institute - ISA and the Federal University of Pará (UFPa) after four years of independent monitoring, that the minimum volumes of the so-called "Consensus Hydrogram" included in Belo Monte's environmental licensing would not be able to ensure the necessary conditions for the maintenance and reproduction of life in the Volta Grande region of the Xingu, especially the seasonal flooding of environments essential for feeding and reproduction of fish and turtles, leading to the disappearance of plant and animal species, some of them endemic to the region, and placing into jeopardy the food security of indigenous and riverbank populations.[1]


May 26, 2000
Xingu River
10 km
July 20, 2017
Belo Monte Dam
Canal
Pimental Dam

The Big Bend of the Xingu River, before and after the Belo Monte Hydroelectric Complex

In December 2019, Ibama issued a technical opinion that concluded that it was impractical to implement the so-called Hydrogram A, provided for in the environmental licensing, which allows a maximum release of 4,000 m3/s to the Volta Grande during the flood season in alternate years. Following the precautionary principle, the report recommended that a provisional hydrogram be applied as of 2020 until complementary technical information requested to Norte Energia was presented and evaluated by the licensing agency (IBAMA).

In September 2020, without having presented studies that could prove the ecological viability of the proposed volumes, Norte Energia filed a court injunction against IBAMA, demanding the return to the original Consensus Hydrogram. The request was denied in a first instance decision and the company appealed. In an opinion, the MPF requested that the Court not accept NESA's appeals and that the need to implement a hydrogram that respects the Precautionary Principle should be reaffirmed. According to the MPF, "there is no guarantee that the aquatic fauna and alluvial forests will be able to resist, in the short and medium term, the proposed water stress. In other words, an ecocide could happen.

[1] *War over Water: Five years after the operation of Belo Monte, the Big Bend suffers with a drought* (25/11/2020) https://www.socioambiental.org/pt-br/noticias-socioambientais/guerra-pela-agua-apos-cinco-anos-de-operacao-de-belo-monte-volta-grande-do-xingu-sofre-com-a-seca

2

In early November 2020, hundreds of indigenous people, riverbank dwellers and farmers protested against the dam and demanded the release of water to the Volta Grande region of the Xingu. The reduced flow, in the context of a historic drought, caused fish kills, reduced streamflows, and impacts on the region's crops. In a manifesto, the communities described the situation as "catastrophic," in which hundreds of families severely impacted by Covid-19 on their food security are not only going hungry, but completely losing their livelihoods.

Faced with this dramatic situation, following the guidance of its technical department and the recommendation of the Federal Public Ministry[2], in early January of this year and against the government's wishes, IBAMA determined that Norte Energia should release the amount of water indicated by its experts as essential to maintain the survival of the Volta Grande, i.e: 14,200 m^3/s until to March, and 13,400 and 5,200 m^3 in April and May, respectively. Such action by IBAMA, guided by science and by respect for its legal powers, was short-lived.

Under pressure from Norte Energia, the Ministry of Mines and Energy, and the entire leadership of the electric sector, IBAMA finally gave in to the government and business interests - a true "déjà-vu" in the troubled and corrupted history of Belo Monte. In a reversal without any technical-scientific explanation, the presidents of IBAMA and Norte Energia signed a "**Commitment Agreement**" on February 8, 2021, allowing Norte Energia to again use the discredited "Consensus Hydrogram" in the Big Bend of the Xingu. At the beginning of February 2021, the President of IBAMA officially authorized Norte Energia's resumption of "Hydrogram B", harshly criticized by scientists[3], residents of the Volta Grande and the agency's own technicians, without even a flow transition plan.



Vazão volta grande
Média Histórica
2021
Vazão m³/s
25000
20000
15000
10000
5000
0
8134
13297
18132
21574
2668
3504
9897
8377
Jan
Fev
Mar
Abr
Meses

Source: Cristiane Costa, MPF/Altamira-PA

As shown in the graph above, in the first months of 2021, Norte Energia reduced the flow in the Volta Grande to 3,500 cubic meters per second in February, less than 10,000 m^3/s in March and just over 8 m^3/s in April 2021, in contrast to historical averages of over 13,000, 18,000 and 21,000 m^3/s in the respective months - a true death blow to the Xingu River!

This drastic reduction, contrary to science, is perpetuating a situation of biological stress in the Volta Grande do Xingu that undermines the integrity of aquatic ecosystems and flooded forests,

---

[2] *To save the spawning season, MPF calls for the release of more water for the Volta Grande do Xingu in 2021* (12/18/2020) http://www.mpf.mp.br/pa/sala-de-imprensa/noticias-pa/para-salvar-a-piracema-mpf-cobra-liberacao-de-mais-agua-para-a-volta-grande-do-xingu-em-2021

[3] See Technical Opinion 01/2021-MPF with its important conclusions, signed by several renowned experts, available here: https://drive.google.com/file/d/1jZ5CN5IO22SnZt8Fl5o8O6oz0xLH0K-u/view?usp=sharing

3

compromising the survival of fish and turtles, as well as the food security and physical and cultural survival of indigenous peoples and other riverine populations. ⁴Impacts of the diversion of water from the Xingu in the Volta Grande on fish and turtles, caused by the Belo Monte Hydroelectric Complex (2020) Source: Cristiane Costa, MPF/Altamira-PAMonitoring of the “piracema” (seasonal migration of fish) on the Big Bend (Volta Grande) of the Xingu River, demonstrating insufficiency of water for inundation of várzeas and igapós, seasonally-flooded vegetation where feeding and spawning of fish occurs (janeiro de 2021)Source: Cristiane Costa, MPF/AltamiraOne of the most dramatic indicators of Belo Monte's impacts on the Volta Grande do Xingu, recorded on Ilha da Fazenda, is that between before and after of damming the river, the average consumption of fish decreased by 45% among local inhabitants, while the consumption of processed foods increased 157%.⁵⁴ Statement of Juruna indigenous leader (22/03/2021): https://www.youtube.com/watch?v=J2OEzBAX058 5 17th Consolidated Report of the Sustainable Fishing Incentive Project, Annex 13.3.503, p.20 4

The permanent drought imposed by Norte Energia in the Volta Grande region of the Xingu River is also compromising the navigation of small boats, essential for the life of the riverside population, for up to six months of the year.Source: Cristiane Costa, MPF/Altamira-PAIt is also important to emphasize that the practice of abrupt oscillations in the flow of the Pimental dam, as shown in the graph below, without any prior warning to the riverside population, has resulted in the loss of equipment and risks of accidents, in addition to environmental damage. During the month of April 2021, in the Furo Seco Village of Volta Grande alone, four river boats were lost as a result of sudden increases in the flow of the Pimental dam, without any warning to the villagers.Source: Cristiane Costa, MPF/Altamira-PAAfter the announcement of an agreement signed between Ibama and Norte Energia, the Xingu Vivo Movement, the Paraense Society for the Defense of Human Rights (SDDH) and representatives of about 20 riverine, fishing, farming and indigenous communities filed a complaint with the Federal Public Ministry against those responsible for environmental damage caused to the region.⁶ Faced with the potential definitive depletion of the natural assets that enable the economic, physical,6 Beiradeiros, Xingu Vivo and SDDH file criminal charges against those responsible for damages to the Volta Grande do Xingu (02/18/2021) https://xinguvivo.org.br/2021/02/18/xingu-vivo-e-sddh-entram-com-representacao- criminal-contra-responsaveis-pelos-danos-a-volta-grande-do-xingu/ 5 cultural and emotional survival of the people along the banks of the Middle Xingu, the Representation filed with the MPF demands, among other measures:● the opening of a criminal investigation at the Federal Police or a civil investigation within the Federal Public Prosecutor’s Office, concerning reported environmental crimes, to determine those responsible for the offenses that resulted, inter alia, in the signing of the aforementioned Commitment Agreement on 08/02/2021, including the direct responsibilities of Mr. Eduardo Fortunato Bim, President of IBAMA, and Mr. Paulo Roberto Ribeiro Pinto, President of Norte Energia, S.A.,● the proposal of actions and other necessary measures to restrain the violations of rights associated with the prevalence of economic interests of Norte Energia, and to ensure the claims of indigenous communities, riverine people, fishermen and farmers affected by the actions and omissions of Norte Energia and the public power;On March 23, 2021, the Federal Public Ministry filed a Public Civil Action against the Term of Commitment between Norte Energia and IBAMA, questioning its technical and scientific basis and demanding concrete measures to guarantee "the maintenance of ecosystems, ways of life and navigation in the Volta Grande do Xingu" as of February 2022, through a "flow regime sufficient to guarantee the effective ethno-environmental sustainability of the Volta Grande do Xingu".⁷ The lawsuit is awaiting a decision in the first instance of the Federal Court in Altamira.In conclusion, the experience of the Belo Monte Complex clearly demonstrates the huge gap between the discourse of socio-environmental responsibility of Vale and the practical behavior of the company, where the perception of immediate economic gain and political interests prevail over responsible management of socio-environmental, legal and financial risks, applying the Precautionary Principle and respect for human rights. Such behavior, which is mirrored in cases such as the Mariana and Brumadinho disasters and their associated crimes, end up leading not only to serious socio-environmental damage, but also serious damage to the company's balance sheet and its shareholders, as well as to its corporate reputation.Considering all of the above, we reiterate the proposal presented in writing in our votes at previous annual shareholder meetings from 2012 - which went unanswered by the Executive Board - that Vale hire an independent auditing firm to investigate its participation in Belo Monte and analyze the compatibility of its involvement in the enterprise with the company's policies of socio-environmental responsibility, and that the results of this audit constitute the object of consideration and deliberation by the Governance and Sustainability Committee and by Vale's Executive Board, with ample disclosure of its conclusions. Above all, lessons should be identified to prevent Vale from repeating the same mistakes of Belo Monte in other places in Brazil and around the world, and to move in a direction commensurate with the challenges of the 21st century.⁸7 MPF goes to court for more water for the Xingu (03/25/2021) https://www.ecoamazonia.org.br/2021/03/mpf-vai-a-justica-mais-agua-xingu/ 8 In this sense, a key step for Vale would be the full adoption of the UN Guiding Principles on Human Rights and Business, especially the principles in Part II, which deal with the responsibilities of business. See: http://www.conectas.org/arquivos/editor/files/Conectas_Princ%C3%ADpiosOrientadoresRuggie_mar2012(1)(2).pdf 6

ORDINARY AND EXTRAORDINARY GENERAL MEETING OF VALE’S SHAREHOLDERS S.A. 2021DECLARATION OF VOTEAgenda item: 4. Individual election of the Administration Board members. 4.1 Nominated by Vale’s employees DIVERGENT VOTE It is provided on § 2º of the 11th Article of the Companys By-laws, that a member of the Administration Board and its alternate, will be elected and dismissed, in separate vote, by Vale's assembly of employees. The direct vote process, by Vale's assembly of employees, was conducted by an electoral commission, under the command of the company’s representatives. This year the voting was corrupted in one of its ballots, in Minas Gerais, as shown by the general media.¹. The electoral commission, headed by the company, and not by the workers, opted for the annulment of the votes from the conned ballot, which corresponded to a little over 2% of the total. The sole nullity of the conned ballot, would change the election’s result’s course, by electing Party 3, composed by Wagner Xavier and Eduardo Pinto. However, when validating the fraud, the electoral commission decided to redo the election on the only conned ballot known, amongst 78 ballots scattered throughout the company’s facilities around the country. I understand that, the mine in which the fraud happened, remained contaminated, and, a new voting, wouldn’t represent the worker’s true will, that was lead to the mistake by the, then winner, party’s inspectors. At this assembly, it is being given office to the administrative counselor and its alternate, to a party that made use of fraud in order to be elected, without in fact depicting the true democratic feeling that should prevail in this company. By the aforementioned reasons, I consider the office given to Lúcio Azevedo and André Viana, to be improper and, minimally, immoral. I request, at last, that the current vote be adequately considered and registered in the Ordinary and Extraordinary General Meeting of Vale’s Shareholders 2021's minute.Bruno César Teixeira 093.811.366-61

¹ https://valor.globo.com/empresas/noticia/2021/03/10/eleicao-de-empregado-da-vale- paraconselho-deve-terminar-na-justica.ghtml . https://www.noticiasdemineracao.com/executivos/news/1406259/elei%C3%A7%C3%A3o- deempregado-para-conselho-da-vale-deve-acabar-na-justi%C3%A7a .

REF. Lack of transparency concerning measures related to human rights and human rights advocates. Good morning, I vote against the approval of recent reports referring to the fiscal year finished on December 31ˢᵗ, in the face of omission of important information about Vale’s policies related to human rights in the 2020 Administration report. There is information in this report suggesting that the company has been adopting adequate measures towards human rights violations, especially concerning the communities in the territories where it operates, focusing on items such as “Environmental, Social and Governance at Vale”. Specifically about its relation with the communities, it is suggested that Vale has adopted an active hearing process as well as a transparent posture. In this aspect, the information suggests that 15.554 communities’ protests were registered, in which 99,01% were answered and 72,6% were acknowledged. However, the quantity and nature of the judicial conflicts between Vale and the people exposing human rights violations, as well as the use of both physical and police force against those people, definitely show not only insufficiency regarding the measures taken by Vale, but also disrespect towards human rights itself. In Mozambique, for instance, according to the 2021 Mirror Report, 1365 families were removed and resettled in completely precarious locations, with both traumatizing and infrastructural problems. In the face of these people’s complaints, Vale limits itself to register only some of them, without offering concrete answers, whilst repressing local protests. In this scenario, Vale has adopted a persecutory policy, in which the high degree of litigation towards human rights advocates has forced also the population hit by vale to accept unfair negotiations with the company and its lawyers. Other symptomatic aspects ignored by Vale’s reports may be mentioned. Among these, The Metabase Inconfidentes Union accomplished a social action on October 19ᵗʰ 2020, in the face of negotiations that were in progress regarding the salary readjustment. The social action in question restricted itself to the distribution of informative reports at the entrance of Timbopeba Mine, in Antonio Pereira, where the activities were barely interrupted, despite the COVID-19 pandemic. While the Union met Vale’s requirements of not performing their actions inside the Timbopeba Mine, Vale responded with a prohibitory action requesting that the Union representatives were forbidden to organize any kind of manifestation inside the mining complex in Mariana – MG, under the penalty of a fine and that the use of police force was authorized for eventual protests in the future. This kind of legal action is also frequent against indigenous leaderships, people from quilombos and landless rural workers. Any risk assessment concerning human rights, as well as measures to identify means of reparation, as Vale’s report suggests to seek, depends on the evaluation of real and potential consequences to human rights, just as the document mentioned in the report, Guiding Principles on Companies and Human Rights, postulate. Moreover it is essential that the human rights advocates, including the affected communities’ leaderships, are heard and not repressed, persecuted and policed. For this reason, I do not approve the administration report, since the complete history of Vale’s actions towards human rights, systematically characterized by its violence, was not properly disclosed. These situations need to be exposed to its shareholders and, more importantly, measures must be taken so that these specialized individuals can be effectively heard about the potential and real impacts of Vale’s actions on human rights. I finish my vote, asking that it is properly joined to the assembly’s minutes.

Rio de Janeiro, April 30ᵗʰ 2021.I do not approve the election of the board of directors and fiscal councilsAs a shareholder, I vote for the non-approval of the election of the board of directors and fiscal councils. I request that the votes are attached in full to the Assembly minutes, in two languages (Portuguese and English). Vale claims that has the commitment to double the number of women employed by 2030: from 13% to 26% in its employee’s staff and; increase the presence of women in leadership positions from 12% to 20%. It’s important to highlight that women’s participation is still very low (16% total), which is dramatically replicated in its board of directors (out of 11 members, only 2 are women) and in its councils (12 members and only 3 women). We would like, however, to draw attention to Vale’s complete lack of preparation and decision making to face the differentiated impacts that its productive activities have on women living in Vale’s exploitation areas. Following Vale’s mining activities in Morro D’Água Quente and Catas Altas District, in Minas Gerais, where the company operates in São Luiz mine, it is shown how Vale’s activities impact and harm women differently. a) Women’s financial dependence aggravation. The jobs generated by Vale, directly and indirectly in the city (in population support services), are in its majority male. This aspect builds a scenario of few opportunities for women and, when there are opportunities, they are low-valued and underpaid (such as cleaning services, in cafés/kitchens etc.). This reinforces women’s dependence and subordination.b) The pollution consequent from mining overloads women more, whether its accentuating their work load in house cleaning and maintenance, or leaving to them the responsibility to take care of diseased children and elderly. A recurrent feature on Vale’s work, whether it’s in Minas Gerais, Pará, Bahia or Mozambique, is the elevated emission of pollutants that are known as “silver rain”; “dust”, “toxic dust”. In addition to not knowing, in most cases, the composition of the dust, these women have their workload increased. They need to clean more houses and go out of their way to leave food and water “cleaned and decontaminated”. The biggest overload, however, remains with the care of the sick, in its majority elderly and children. The air and water pollution, as well as constant contact with toxic and particulate material, causes many respiratory and dermatological problems, among others. Besides the emotional overload, the women are the ones that need to take care of the sick elderly and children, seeking care in the health system that often isn’t prepared for diseases caused by mining.c) The attraction of outsiders seeking job opportunities when a mine is installed or expanded has caused an increase in domestic violence and violence against women. The attraction and concentration of men from outside the city to carry out temporary contracts has kept a correlation with the increase of violence against women. Vale hasn’t monitored these occurrences, even when it involves its own employees (direct or indirect).d) Impediment of circulation and the reduction of women’s autonomy. The increase in mining activities and the coming and going of workers, restricts women’s mobility since they feel insecure to walk around areas that used to be part of the community. This happened in Serra da Caraça, in Minas Gerais, where the privatization of mining areas prohibited women and children to have access to areas that before were used for log collection, search for medicinal plants, leisure activities. In Mozambique, Vale restricted the access to the river, which prevented women’s access to water.e) The daily contact with fear and insecurity. As they are usually responsible for the care of family and children, many women that are in constant contact with mining are getting sick. The expanded work and living with fear of increasing diseases, circumstance of the contamination and rupture of yet another dam, has caused a lot of stress and mental illness in women.

Furthermore, when crimes like the rupture of Mariana and Brumadinho happen, women in addition to suffering the loss of their families and their own lives directly, have been neglected in future reparation actions, suffering new violations to their rights. They die twice. A document from the Getúlio Vargas Foundation, that analyses the situation of women struck by the Rio Doce basin disaster, has shown some of its differentiated impacts, such as: a) Difficulties in participation: women remain invisible in decision making spaces. Due to the sexist structure and the lack of actions directed to tackling gender inequalities, women have been having difficulties in participating in processes of collective discussions and decision making. They remain invisible in participation spaces and they are not heard in reparation processes: their needs, thus, are made invisible.b) Women’s rights to access compensation and financial aid has been denied. As they are often seen as dependent on their husbands, women have had more difficulties to access their rights to financial aid and restitution. They have been included as dependents of a family chief, who is usually a man, and not as rights’ owners.c) The productive activities performed by women, such as sewing, craftwork, vegetable gardens etc. are not recognized in the repair calculations. The activities performed by women, even when they generated income (like craftwork, sewing, food production etc.) or were focused on maintaining the families (such as the vegetable gardens), are not recognized and are still depreciated, therefore, not compensated.We would like Vale and its directory to inform us the following:1. How the impacts related to Vale’s productive activities, mainly mining and logistics, on women have been monitored and handled by the company? Is there a policy for this? 2. We demand that Vale informs and specifies, in its reports, in specific sections, the different damages that the company’s productive activities cause to women, taking into account a racialized dimension in its analyses., and that it informs us what are the specific instruments created to confront them. 3. We demand that the reparation activities resulting from the crimes in Mariana and Brumadinho consider the differentiated impacts on women and that Vale designs an inclusion plan for women in its reparation actions. 4. We demand an informative bulletin with every data concerning women, including: how many women have participated in reparation discussions; how many women were contemplated in reparation actions; which activities performed by women have been compensated by the company; how women have been heard by the team that deals with the reparation actions.Karina Yoshie Martins Kato 081.377.127-71

Rio de Janeiro, April 30th, 2021.

Vote on the <u>NON-APPROVAL</u> of the 2020 Administration Report.

As a shareholder, I vote for the non-approval of the 2020 Administration Report because that document omits important information on the charcoal enterprise in Mozambique, that represent high risks to the shareholders.

I ask the votes are attached in their entirety to the minutes of the Assembly, in two languages (Portuguese and English).

1. **Vale evades important information and public documents to the Mozambican communities and civil society organizations that live with the constant and continuous charcoal dust.**
   a) **Vale does not reveal the pollution levels in the surrounds of Moatize nor informs the composition of the dust that communities have been breathing daily.** For more than ten years operating, the communities of Bagamoyo, Nhantchere, Porto Seco 1 de Maio and Liberdade live daily with the charcoal dust released by Vale. A Source International research, published by Zitamar News, shows that, in Moatize, the average of micro particulates, in August 2018, was 104 micrograms per cubic meter of air[1]. The World Health Organization recommends a concentration of 25 micrograms per cubic meter of air. The Mozambican legislation limits the total of suspended particles – TSP (that have higher dimensions): a maximum of 60 micrograms per cubic meter of air. In Motize, in 2018, the annual average of TSP was 90 micrograms per cubic meter of air (1,5 times the legal limit!). According to information from Vale itself, in August 2018, the emission of TSP reached 209 micrograms per cubic meter of air, three times more than the law-imposed limit.

   <u>We question:</u>

   - The company, however, **<u>does not inform the pollution levels nor the composition of the charcoal dust that have been breathed by over 2 thousand families</u>** that live in the surroundings of the mine (in the concession area, but outside the operational area).

   b) Vale claims its transparency as a company but denies access to public documents.
   Vale has been denying society groups, researchers, and communities the access to environmental reports on the enterprises in Mozambique. Since Vale does not respond the official requests to access those documents, in 2019, the organization Justiça Ambiental JÁ! Moçambique filed a request to the Direcção Nacional de Ambiente (Nacional Environmental Office) and a petition to the Tribual Administrativo da Cidade de Maputo (Administrative Court of the City of Maputo) – both attached to this document –, asking for documents concerning the enterprises and the environmental license in Moatize.

   <u>As shareholders, we question:</u>

[1] Zitamar (in article from October 30th, 2019).

1

- Why does Vale deny the access to documents related to their enterprises, which are public? - We request that Vale make public the reports on environmental impact of its enterprises in Mozambique. - We demand the availability of the reports on Vale’s environmental monitoring between the years of 2013 and 2020, since those are public documents that must be brought to public knowledge, specially to the communities that live daily with Vale’s operations.2. What are the measures that Vale has been taking regarding the families that found a landmine buried in the land given by Vale for resettlement?On November 27ᵗʰ, 2020, in Cateme, a child died, and four others were severely injured while playing in the cultivation land of their grandfather, inside the resettlement area conceded by Vale. The children found a buried object: an old war landmine that went off.We would like Vale to explain us:- How did the company resettled families in a land that contained buried landmines? We request that Vale give us access to the documents that prove the company has removed the landmines from the resettlement areas and inform the criteria that led the company to believe that was a safe ground for those families?- What measures did Vale take to assist those families? We request the documents that show what has been done to assist the needs of the children and their families to minimally repair and compensate them for the crime committed.3. Vale declares that will disinvest in the Complexo de Moatize (Moatize Compound) and in Corredor de Nacala (Nacala’s Corridor). Vale declares that, in order to guarantee a more “sustainable” acting, it will leave the carbon businesses until 2050 (leaving Mozambique fully in 2021). Ironically, after all the harm to the territory and all the damage caused to those families and to the environment, Vale declares that will leave the business in order to be “environmentally responsible”.In face of that incoherence, we as shareholders, ask:- Between 2009 and 2010, Vale resettled 1.365 families to install the mine of Moatize (Resettlements of Cateme and 25 de Setembro). The houses, however, present many problems (cracks in the walls, sewage problems, electric problems etc.) and the land in which they were installed do not have water, infrastructure and soil fit for agriculture. These families have suffered a lot and are in absolute poverty, and also have, repeatedly, asked that Vale solve the problems in their houses, a request that Vale hasn’t responded with the urgency and seriousness needed. We request a document that attest all the measures Vale has been taking to treat those demands before the disinvestment is completed (with number and identification of the families assisted).2

- There are, at minimum, 2 thousand families of land workers that live with Moatize mine daily. Those are de communities of Bagamoyo, Nhantchere, Porto Seco, 1 de maio and Liberdade. Those families are getting sicker with Vale’s pollution, that the company itself admits as a problem, and have their houses cracked by the mine explosions, demanding the resettlement to another location. We demand a document from Vale, containing a plan for the immediate resettlement of those families to another location, as well as the details on how Vale intends to compensate these communities for the damage caused by the mine to their health.- With the mine of Moatize, Vale closed important areas for the work of potters who produce bricks. Despite the compensations Vale have given to some of them, there are still many potters that haven’t been included in the settlements (around 450 potters). Recently, for the expansion of mine Moatize III, Vale cut the access of the 1 de maio communities to the Moatize river, making impossible for more than 86 potters to support themselves, and, while this process of compensation negotiation creeps, the potters do not have the means to support themselves and their families. What has Vale done to assist and include these potters in the negotiations for reparation regarding the damages causes by its operations?- Along the Corredor de Nacala (Nacala’s Corridor), around 2000 families were resettled. These resettlement areas have many problems: the houses have problems of infrastructure, the houses aren’t safe (failed infrastructure, poorly made electrical system etc.) and the land in which the are located are not fit for agriculture (bad soil, they are far from the markets, do not have access to water). We ask Vale that inform us in a document what actions are planned to fix the problems of the resettlements along the Corredor de Nacala.- We demand that Vale present, before the sale, a plan for the disinvestment of the Complexo de Moatize and the Corredor de Nacala, containing a breakdown of the actions that will be executed aiming the resolution of these liabilities caused by the company in its operation, with the specific detail to the environmental impacts, and the pending issues with the resettled communities, the communities that live in the surroundings of the mine, the potters and the workers of Vale.Karina Yoshie Martins Kato 081.377.127-73

Vale: 2021 Annual and Extraordinary Meetings of ShareholdersShareholdes: Luciana Ferreira Tasse, represented by Lethicia Reis de Guimarães Reference: Dam’s terrorism in Rio Doce valley Agenda item: Partial division of Minerações Brasileiras Reunidas Inc. – MBRGood Morning, I vote against the division of MBR, since no information is provided to us, shareholders, on the held liabilities and on the dams that are at risk of disruption that will be absorbed. It is worth noting that the lack of information occurs not only on the addition of new companies, but also in the situation of those ones which are already active. Thus, the request for judicial reorganization presented by Samarco at the beginning of April was not sufficiently informed to the shareholders, that are, until this moment, not aware of how the company, that had outstanding profit in 2020, might be in the need of judicial reorganization. This process leads us to ask ourselves if, even with a lawsuit marked by irregularities such as the reparation attempt regarding the people affected by the dam collapse in Fundão (2015), the request for judicial reorganization by the company indicates that it cannot afford any possible debts from the reparation lawsuit or, yet, if this request is a way of circumventing the law for new businesses. Besides that, approximately 500 people from the Socorro community, in Barão dos Cocais (MG), were forced out of their homes in February 2019, under the justification that the Sul Superior de Gongo Seco dam had its risk level increased from 1 to 2, which meant that the disruption of the tailings dam was possible, at any given moment. All these families are, since then, reaped in their property right and are at risk of not even being resettled to another territory, as a form of indemnification for the loss of the security that their community provided, or receiving financial support capable of ensure them life condition similar or superior to the ones they had when the guaranteed fear siren was activated. Many have been the activations of the alert sirens in the region, causing a continuous atmosphere of fear and vigilance in the families that live in the self-rescue zones of Barão de Cocais, Nova Lima and Catas Altas.

Even though it is recognized the importance of the siren actioning when there is a threat or emergency – such as a disruption of a tailings dam – and that a proper activation of one in Brumadinho and in Bento Rodrigues could have been able to save lives, it is not possible that the everyday activity of a mineral enterprise can be used as an excuse for the loss of ease by all the close families when there are no information on the real risks of a dam disruption and the threat to those people’s lives. It is not possible to use a safety mechanism as an excuse to create panic among children, adults, and elderly people casually, with accidental activations or careless use of those sirens. Therefore, the lack of information on Samarco’s financial situation, on the actual safety situation in the dams of Rio Doce and on the existence or not of capital destinated to the reparation of the families that are suffering from the dam’s terrorism must stop the division of MBR until this information is provided. Thus, this is a contrary vote on the division of MBR, once it is necessary to understand the current scenario of all the other companies controlled by Vale and that the value of the liabilities necessary to guarantee the right of affected people is passed on to the shareholders so, then, one can think of a new acquisition. Finally, I want to register the request that this vote is properly attached to the minutes of the assembly, both in Portuguese and in English.

On February 4th, 2021, an agreement, that was being negotiated in secrecy, was arranged by Vale. This agreement was very good for Vale, which saw “its stocks rise 4,3% the same day. An impression of commitments discharge derived from the disaster was conveyed, ensuring reliability before the market.” However, shareholders are being, in large scale, mislead, since this agreement, contrary to what the company has been publicly announcing, does not reflect the minimum parameters needed in order to guarantee the adequate reparation. Among the problems in the above-mentioned agreement, as stated hereinafter, we are able to point out: 1) the absence of transparency and participation from the people and communities affected by the disaster, who do not have agreed with the terms of this arrangement. 2) The figures are not sufficient to guarantee full redressing, not having the ability to fully repair all damages caused. Therefore, the celebrated agreement tarnishes the company’s image, since it will always be recorded in history as a dangerous precedent and an extremely inadequate solution to deal with environmental disasters of this magnitude. When it comes to the first item, the lack of transparency and participation, it is important to note that the aforementioned arrangement was not only made without the accord from the affected people, but was also carried behind closed doors, without their participation. In other words, it was an agreement negotiated under secrecy and the people and communities struck by the disaster did not have the opportunity to express their terms. The agreement was held behind closed doors amongst Minas Gerais' senior government officials from the Public Services, Public Defenders and Federal Public Services, under Minas Gerais’ Justice Court’s mediation. As it was notoriously reported by mass media, there were many opportunities in which the people from the communities hit by the disaster requested access to the proceedings and minutes regarding the agreement, and, every time, their participation was denied. As an example, I quote December 7th, 2020 document titled “Manifest for the participation of the people affected in the discussion of the judicial agreement between Vale S.A, which was vastly ignored by the institutions. Worse than that, The TJMG, place where the negotiation was being held, determined legal confidentiality, and, later, confidentiality of the negotiations, which increased, even more, people’s feelings that their own rights were being violated, and they weren’t given the opportunity to voice their opinions. All done with Vale S/A’s consent, that chose to negotiate directly, and behind closed doors, with Minas Gerais’ State and other institutions, over ensuring that the people affected would be able to participate and have access to the terms. Such attitude goes directly against the principle of transparency that, allegedly, the company complied with. As a consequence of the lack of transparency and this negotiation happening only with the government officials, Minas Gerais’ State, saw in Brumadinho’s disaster, a big opportunity to raise funds from Vale S/A and implement truly pharaonic constructions, such as Belo Horizonte’s subway

On February 4th, 2021, an agreement, that was being negotiated in secrecy, was arranged by Vale. This agreement was very good for Vale, which saw “its stocks rise 4,3% the same day. An impression of commitments discharge derived from the disaster was conveyed, ensuring reliability before the market.” However, shareholders are being, in large scale, mislead, since this agreement, contrary to what the company has been publicly announcing, does not reflect the minimum parameters needed in order to guarantee the adequate reparation. Among the problems in the above-mentioned agreement, as stated hereinafter, we are able to point out: 1) the absence of transparency and participation from the people and communities affected by the disaster, who do not have agreed with the terms of this arrangement. 2) The figures are not sufficient to guarantee full redressing, not having the ability to fully repair all damages caused. Therefore, the celebrated agreement tarnishes the company’s image, since it will always be recorded in history as a dangerous precedent and an extremely inadequate solution to deal with environmental disasters of this magnitude. When it comes to the first item, the lack of transparency and participation, it is important to note that the aforementioned arrangement was not only made without the accord from the affected people, but was also carried behind closed doors, without their participation. In other words, it was an agreement negotiated under secrecy and the people and communities struck by the disaster did not have the opportunity to express their terms. The agreement was held behind closed doors amongst Minas Gerais' senior government officials from the Public Services, Public Defenders and Federal Public Services, under Minas Gerais’ Justice Court’s mediation. As it was notoriously reported by mass media, there were many opportunities in which the people from the communities hit by the disaster requested access to the proceedings and minutes regarding the agreement, and, every time, their participation was denied. As an example, I quote December 7th, 2020 document titled “Manifest for the participation of the people affected in the discussion of the judicial agreement between Vale S.A, which was vastly ignored by the institutions. Worse than that, The TJMG, place where the negotiation was being held, determined legal confidentiality, and, later, confidentiality of the negotiations, which increased, even more, people’s feelings that their own rights were being violated, and they weren’t given the opportunity to voice their opinions. All done with Vale S/A’s consent, that chose to negotiate directly, and behind closed doors, with Minas Gerais’ State and other institutions, over ensuring that the people affected would be able to participate and have access to the terms. Such attitude goes directly against the principle of transparency that, allegedly, the company complied with. As a consequence of the lack of transparency and this negotiation happening only with the government officials, Minas Gerais’ State, saw in Brumadinho’s disaster, a big opportunity to raise funds from Vale S/A and implement truly pharaonic constructions, such as Belo Horizonte’s subway

DEAR MR. CHAIRMAN OF THE ORDINARY GENERAL MEETING OF VALE S/A.In my capacity as attorney-in-fact for the shareholders admitted to the General Meeting, I hereby file a formal PROTEST concerning the non-admission of the shareholders listed below, under the allegation of irregularities in the qualification documents and proxy instruments that had been extemporaneously submitted, which in fact does not apply, since the documentation, submitted with due anticipation before the Company, is completely regular and the denial presented by the Company was extemporaneous in truth, which occurred only by e-mail forwarded after the beginning of the General Meeting.That said, we hereby draw up this letter of protest, the receipt, authentication, and numbering of which by the board of this general meeting is hereby required, and which shall be filed with the company and, for all purposes, be part of the minutes to be drawn up.List of Shareholders prevented from attending the General Meeting:1. AMUNDI FUNDS 2. AMUNDI INDEX SOLUTIONS Terms in which, P.E. Deferred.São Paulo, May 03, 2020.Rodrigo de Mesquita Pereira OAB/SP no. 94.005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

By:	/s/ Ivan Fadel
Head of Investor Relations

Date: May 4, 2021